[UPS letterhead]

VIA EDGAR

July 1, 2016

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	United Parcel Service, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-15451

Dear Ms. Blye:

This letter contains our response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2016 regarding the filing listed above by United Parcel Service, Inc. (references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries). For ease of reference, we repeat the captions and comments contained in the Staff’s May 19, 2016 letter and number them to correspond to the comment numbers in the Staff’s letter.

General

1.	In your letter to us dated January 17, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, affiliates, freight forwarders, or other direct or indirect arrangements. In this regard, we note that your website continues to list Thebe Company in Damascus, Syria as an authorized service contractor for UPS, and the Resources page of UPS Supply Chain Solutions’ website lists Sudan in the Common Market for Eastern and Southern Africa section. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Contacts with Syria and Sudan and Company Policy

As stated in the Company’s letter dated January 17, 2014 to the Staff (“2014 Letter”), UPS is a global package delivery company and a provider of supply chain solutions, which include specialized transportation and logistics services. The Company does not have direct or indirect

Ms. Cecilia D. Blye

Securities and Exchange Commission

July 1, 2016

business ties with the Government of Syria or the Government of Sudan. Moreover, UPS does not have any subsidiaries, offices, facilities, employees or other assets located in Syria or Sudan. UPS permits the provision of services for Syria and Sudan only to the extent that such activities comport with U.S. law and Company policy. The Company does not anticipate any changes to its policies and practices regarding these countries unless there are relevant changes to U.S. sanctions laws.

As noted in our prior correspondence to the Staff, UPS ceased offering small package delivery services to or from Syria on August 18, 2011, the effective date of Executive Order 13582 prohibiting U.S. persons from exporting services to Syria or facilitating such services by non-U.S. persons, unless it was determined that such delivery services complied with U.S. law and Company policy. UPS subsequently terminated its package delivery contract with Thebe Company, an independent, private company in Syria, effective April 25, 2012, consistent with General License No. 7 issued by the Office of Foreign Assets Control authorizing the winding down of contracts involving Syria. The inadvertent and outdated reference to Thebe Company on our website has been removed.

With respect to authorized freight services involving Syria since the date of our 2014 Letter, transportation in connection with authorized freight services was provided by third party freight forwarders. In order to ensure its compliance with U.S. law with respect to such services, UPS requires its customers seeking to export items to Syria to certify their compliance with all applicable export control and sanctions laws and regulations, including U.S. export controls and sanctions against Syria.1

With respect to Sudan, in order to ensure compliance with U.S. export control and sanctions laws applicable to its activities involving Sudan, UPS implemented a policy in January, 2011 that generally prohibits the Company, including all of its non-U.S. subsidiaries, from providing services to, from or involving Sudan, even with respect to many transactions that are not prohibited or restricted by U.S. sanctions and export controls.2 However, in certain limited circumstances when it is lawful for customers to undertake activities in or involving Sudan (e.g., delivery of packages to a Sudanese embassy located in a third country), Company policy and procedures permit the Company to support these customers by providing shipping services for these transactions. The reference to Sudan on the Resources page of UPS Supply Chain Solutions’ website merely lists the country as one among others in the Eastern and Southern Africa region of the world. That reference is not intended to market any Company services to Sudan.

[1]	UPS’ “Written Certification for Shipments to Syria Via UPS” form may be found here: http://www.ups.com/media/en/gb/certification_Syria.pdf.
[2]	A summary of UPS’ service ban is provided on its website, and may be found here: http://www.ups.com/ga/CountryRegs?loc=en_US.

Ms. Cecilia D. Blye

Securities and Exchange Commission

July 1, 2016

Activities Involving Syria and Sudan

The Company has no agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or entities controlled by these governments. The Company overflies Sudan, and does not overfly Syria. Payments for any overflight permits related to Sudan are made to a third party that secures these permits. Overflight payments are not made directly by the Company to the Government of Sudan or any entities it controls.

Since the date of our 2014 Letter, the Company has:

•	approved approximately 11 shipments destined for Syria and 14 shipments destined for Sudan that were deemed to be authorized under U.S. law and Company policy; and

•	rejected approximately 1 shipment destined for Syria and 9 shipments destined for Sudan because they were determined to be impermissible under U.S. export controls or Company policy.

The Company is committed to maintaining strict compliance with its policy and with all applicable U.S. export control and sanctions laws and regulations restricting dealing in or with Syria and Sudan. To that end, the Company has allocated significant resources to develop, implement and maintain a robust export compliance program, which includes written policies and procedures, dedicated personnel, automated screening, training and outreach, audits and recordkeeping. In any high-volume business, however, there may be instances in which compliance issues arise. Upon discovery, the Company investigates such issues and reports its findings to the authorities as needed. For example, the Company voluntarily disclosed in a report to the Office of Foreign Assets Control (“OFAC”) dated September 24, 2015 (“Report”) that, in connection with renewing trademark registrations in Syria in September 2011, the Company indirectly paid certain fees to the Government of Syria and potentially indirectly exported services to Syria without first obtaining an OFAC specific license that was required at that time. The Report also notes that five months after the Company renewed its trademark registration in Syria, OFAC issued a general license prospectively authorizing the previously proscribed activity. The Company responded to OFAC’s request for Supplemental Information pertaining to the Report in a letter dated November 13, 2015 (“Response”). The Report and Response are currently pending OFAC review.

2.

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and

Ms. Cecilia D. Blye

Securities and Exchange Commission

July 1, 2016

other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Quantitative Materiality

For each of the years ending December 31, 2013, 2014, and 2015, and for the interim period through March 31, 2016, aggregate revenues to the Company from all business activities related to Syria were less than $1,000, $0, less than $1,000, and $0 respectively, representing approximately 0.000002%, 0%, 0.0000017%, and 0% of our consolidated revenues for 2013, 2014, 2015, and the interim period, respectively.

For each of the years ending December 31, 2013, 2014, and 2015, and for the interim period through March 31, 2016, aggregate revenues to the Company from all business activities related to Sudan were less than $5,000, $10,000, $2,000, and $0, respectively, representing approximately 0.000009%, 0.00002%, 0.000003% and 0% of our consolidated revenues for 2013, 2014, 2015, and the interim period, respectively.

The revenues from business activities related to Syria and Sudan as a percentage of the Company’s revenues are well below any reasonably accepted threshold of quantitative materiality.

Qualitative Materiality

The Company does not have any subsidiaries, offices, facilities, employees or other assets in Syria or Sudan. Company policy generally prohibits the Company and its foreign subsidiaries from supporting customer activities in these countries (except in limited situations as explained above where the customer’s transaction is permitted under U.S. law), even in certain cases that are permissible under U.S. law. The Company does not believe that these limited activities are harmful to the Company’s reputation or share value because the Company’s activities in these countries are undertaken only when the U.S. Government has determined that those activities should be permitted despite the otherwise broad sanctions imposed against these countries.

UPS is an international shipping company that is expected to be capable of providing global services to its customers. The Company does not believe that providing its customers with services that allow them to ship goods to Syria and Sudan when permitted by the U.S. Government would be deemed important (or qualitatively material) to a reasonable investor in making an investment decision. This is particularly so given that the Company holds its non-U.S. subsidiaries to the same standard even though that is not required by U.S. law and it has implemented systems designed to detect shipments that contravene U.S. laws and thereby help to ensure that its customers comply with U.S. Government sanctions against state sponsors of terrorism.

Ms. Cecilia D. Blye

Securities and Exchange Commission

July 1, 2016

The Company is aware that certain state and municipal governments, universities and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to our knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities, nor have we received any communications from any of our major shareowners questioning our activities or indicating that they are considering divestment initiatives.

Accordingly, the Company believes that none of its contacts with Syria or Sudan are qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

UPS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (404) 828-8542 or jamsbary@ups.com if you have further questions.

Sincerely yours, United Parcel Service, Inc.

By:	/s/ Joseph B. Amsbary, Jr.
Joseph B. Amsbary, Jr. Securities Counsel